On July 1, 2009, Rochdale Investment Management launched the Rochdale Fixed Income Opportunities Portfolio.  The Rochdale Fixed Income Opportunities Portfolio seeks high current income.  The Portfolio seeks to generate a high level of current income through investments in fixed income securities that generate yields and/or capital appreciation above that which is generally available from traditional fixed income investments.  Through investment in various types of lower-rated, high-yielding corporate debt instruments, as well as first and second lien senior floating rate loans, other floating rate debt securities, corporate obligations and alternative securities which have attractive yields, the Portfolio seeks to realize above average total return.